(d)(2)(N)(iii)

November 5, 2010

Kim Gannis

Pioneer Investment Management, Inc.

60 State Street

Boston, MA  02109

Dear Ms. Gannis:

On Thursday, September 30, 2010, the Board of Trustees (the “Board”) of ING Investors Trust voted to replace Pioneer Investment Management, Inc. (“Pioneer”) as Sub-Adviser to the ING Pioneer Equity Income Portfolio (the “Fund”) and to terminate the Sub-Advisory Agreement (the “Agreement”) with Pioneer.  The matter will be submitted to shareholders for their consideration.  Management wishes to transition the Fund’s portfolio prior to the sub-adviser change.  If shareholders approve the new sub-adviser, the Agreement with Pioneer will terminate in accordance with Section 15 of the Agreement.

Pursuant to Section 15 of the Agreement, it may be terminated with respect to the Fund at any time, without penalty, by the Board, upon 60 days’ written notice.  This letter shall serve as the 60 days’ written notice under Section 15, and the termination shall be effective on or about January 6, 2011.  We note that this letter modifies our previous letter which reflected termination of the Agreement effective on or about January 21, 2011.

In the interim, we will be contacting you to facilitate a smooth transition and we look forward to your cooperation in this regard.  We note that this does not affect the Sub-Advisory Agreements (the “Agreements”) with Pioneer with respect to ING Pioneer Fund Portfolio, ING Pioneer Mid Cap Value Portfolio, and ING Pioneer High Yield Portfolio, each a series of ING Investors Trust and ING Partners, Inc., respectively, that remain subject to the Agreements.

Finally, we want to thank you for your support throughout this process and dedication to the Fund.  We continue to value our relationship with your firm.

Very truly yours,

/s/ Todd Modic
Todd Modic
Senior Vice President
ING Investors Trust

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investors Trust